Exhibit 99.1

Baidu to Hold Annual General Meeting on June 27, 2023

Beijing, May 24, 2023 — Baidu, Inc. (“Baidu” or the “Company”) (Nasdaq: BIDU; HKEX: 9888), a leading AI company with strong Internet foundation, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at Baidu Campus, No. 10, Shangdi 10th Street, Haidian District, Beijing 100085, People’s Republic of China on June 27, 2023 at 10:00 a.m. (local time), for the purposes of considering and, if thought fit, adopting the fifth amended and restated memorandum and articles of association of the Company.

The board of Directors of the Company has fixed the close of business on May 23, 2023, Hong Kong time, as the record date (the “Shares Record Date”) of Class A ordinary shares with a par value of US$0.000000625 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.000000625 each (the “Class B Ordinary Shares”). Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 23, 2023, New York time, who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs.

The notice of the AGM, which sets forth the resolution to be submitted to shareholder approval at the meeting, is available on the Company’s website at https://ir.baidu.com.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the year ended December 31, 2022 (the “Form 20-F”), with the U.S. Securities and Exchange Commission. The Form 20-F can be accessed on the Company’s website at https://ir.baidu.com, as well as on the SEC’s website at http://www.sec.gov.

The Company has also published an annual report (the “Hong Kong Annual Report”) today pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HKEx”). The Hong Kong Annual Report contains substantially the same information as set forth in the Form 20-F and can be accessed on the Company’s investor relations website at https://ir.baidu.com as well as the HKEx’s website at http://www.hkexnews.hk.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

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